Exhibit 99.13

CONSENT OF MICHAEL P. SHEEHAN

In connection with the filing of the annual report on Form 40-F (the “Annual Report”) of Eurasian Minerals Inc. (the “Company”) with the U.S. Securities and Exchange Commission, I hereby consent to the references to my name included in the Annual Information Form of the Company and the Management’s Discussion and Analysis of the Company, each for the year ended December 31, 2012, which are filed as exhibits to, and incorporated by reference into, the Annual Report.

Dated: April 2, 2013

/s/ Michael P. Sheehan
Michael P. Sheehan